August 31, 2016

Via FedEx and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C.  20549

RE:	Arena Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 29, 2016 File No. 000-31161

Dear Mr. Rosenberg:

We are writing in response to the follow-up comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 18, 2016 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on February 29, 2016 (the “Form 10-K”), of Arena Pharmaceuticals, Inc. (the “Company”).  We are sending the Staff a hard copy of this letter.

Staff Comments and Company Responses

Notes to Consolidated Financial Statements

(12) Collaborations, page 90

Response:  The Company respectfully acknowledges the Staff’s comment and intends to comply with the additional disclosure in its next quarterly report on Form 10-Q for the quarterly period ended September 30, 2016.

In our disclosure, for each collaboration agreement with material milestone payments remaining, we will disclose the aggregate amount of development and regulatory milestones that are considered both substantive and non-substantive. We will also provide additional disclosure regarding the number of individual milestones within each collaboration agreement, as well as any material individual milestone payments that may be significant relative to the other payments.

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United States Securities and Exchange Commission

August 31, 2016

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at 858-453-7200, extension 1225.

Sincerely,
Arena Pharmaceuticals, Inc.

/s/ Amit Munshi
Amit Munshi
President and Chief Executive Officer

cc:
Kevin R. Lind, Executive Vice President and Chief Financial Officer
Steven W. Spector, Executive Vice President, General Counsel and Secretary
Steven M. Przesmicki, Cooley LLP